CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ AND ENDING _____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____
                                        (No. and Street)

_____
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____
                (Name – if individual, state last, first, and middle name)

_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mose Rucker III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rucker Capital Partners, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON R COBURGER
Notary Public - State of New Jersey
My Commission Expires May 26, 2026

Signature: _____

Title:
President _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rucker Capital Partners, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2021

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Rucker Capital Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2021, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC as of December 31, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rucker Capital Partners, LLC's management. My responsibility is to express an opinion on Rucker Capital Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Rucker Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Rucker Capital Partners, LLC's financial statements.

The supplemental information is the responsibility of Rucker Capital Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Rucker Capital Partners, LLC's auditor since 2009.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 28, 2022

RUCKER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current Assets		
Cash and cash equivalents	$	136,566
Total Current Assets		136,566
Office Equipment		
Computer equipment		2,847
Less: Accumulated depreciation		(2,847)
		0
Total Assets	$	136,566

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	27,429
Total Current Liabilities		27,429
Total Liabilities		27,429
Commitments and contingent liabilities *(note 6)*		
Member Equity		
Member capital		11,461
Member equity		97,676
Total Member Equity		109,137
Total Liabilities and Member Equity	$	136,566

See accompanying notes.

RUCKER CAPITAL PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2021

1   Organization and Nature of Business

Rucker Capital Partners, LLC (the Company) is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company, was organized in January 2002 under the laws of the State of Delaware. The Company is engaged primarily in the private placement of investments for its clients, mergers & acquisitions and general corporate advisory services.

2   Significant Accounting Policies

   (a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

   (b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   (c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds.

   (d) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years for equipment.

Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

   (e) Revenue Recognition

The Company recognizes revenue in the period earned, generally when the assignment has been completed or as the advisory services are delivered.   There were no revenues in 2021.

RUCKER CAPITAL PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2021

(f) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2017.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2021.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

RUCKER CAPITAL PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2021

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 28, 2022 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

RUCKER CAPITAL PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2021

3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $109,137 which was $104,137 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2513 to 1.

4   Concentrations and Economic Dependency

The Company maintains its cash in a bank deposit account with one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021 and believes it is not subject to any significant credit risk. As of December 31, 2021, there were no cash equivalent balances held in any accounts that were not fully insured.

5   Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2021 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

7   Related Party Transactions

Rucker Capital Advisors is related to the Company through common ownership (Rucker Capital Advisors and Rucker Capital Partners LLC are owned and controlled by the same interest).   There were no transactions during the year between the two Companies.

The Company accrued approximately $1,300 during the year to its managing member for various overhead and travel expenses.

At December 31, 2021 the Company owed its managing member $27,429.

RUCKER CAPITAL PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2021

7   Related Party Transactions - *continued*

The Company's CEO and sole member provided significant services and received no compensation during the year ended December 31, 2021.

8   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2021 the Company had implemented such policies and procedures.

9   COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2021

RUCKER CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2021
Schedule I

NET CAPITAL

Member Capital	$	11,461
Member Equity		97,676
Total Credits		109,137

Debits

Total Debits		-
NET CAPITAL	$	109,137

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	1,828
Minimum capital requirement		5,000
Net capital in excess of requirements	$	104,137

Ratio of Aggregate Indebtedness to Net Capital	.2513 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2021)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	109,137
Net Capital, per above		109,137
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2021.

Rucker Capital Partners, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2021

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c
3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3
submitted by Rucker Capital Partners LLC in my opinion no material differences exist which
would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for
exemption.

Rucker Capital Partners, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2021

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Rucker Capital Partners LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2021 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Rucker Capital Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rucker Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rucker Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under— (k)(2)(i), (the "exemption provisions") and (2) Rucker Capital Partners LLC stated that Rucker Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rucker Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rucker Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 28, 2022

Rucker Capital Partners, LLC
6 Mount Drive
Perrineville, New Jersey 08535
(732) 855-9241

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
For the Year Ending December 31, 2021

Rucker Capital Partners, LLC "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Rucker capital partners, LLC

I, Chad Rucker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

_____
Chad Rucker

Title: CEO

_____